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                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.20549
                                  FORM N-17f-2

              Certificate of Accounting of Securities and Similar
                          Investments in the Custody of
                        Management Investment Companies

                    Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

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1. Investment Company Act File Number:       Date examination completed:

811-08073                                       06-30-2007
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2. State identification Number:
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    AL          AK            AZ          AR               CA           CO
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    CT          DE            DC          FL               GA           HI
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    ID          IL            IN          IA               KS           KY
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    LA          ME            MD          MA               MI           MN
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    MS          MO            MT          NE               NV           NH
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    NJ          NM            NY          NC               ND           OH
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    OK          OR            PA          RI               SC           SD
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    TN          TX            UT          VT               VA           WA
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    WV          WI            WY          PUERTO RICO
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    Other (specify):
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3. Exact name of investment company as specified in registration statement:

    State Farm Variable Product Trust
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4. Address of principal executive office (number, street, city, state, zip code):

    Three State Farm Plaza South N-1, Bloomington, IL 61791-0001
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INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1.   All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

          THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

        REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees of
State Farm Variable Product Trust -
     Large Cap Equity Index Fund
     Small Cap Equity Index Fund

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that State Farm Variable Product
Trust - Large Cap Equity Index Fund and Small Cap Equity Index Fund (the "Funds") complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the "Act") as of June 30, 2007. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United
States) and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of June 30, 2007, and with respect to agreement of security purchases and sales, for the period from December 31, 2006 (the date of last examination) through June
30, 2007:

* Confirmation and review of reconciliation of all securities held in book entry form by the Custodian to State Street ("sub-custodian").

* Reconciliation of sub-custodian confirmation results to the books and records of the Funds and Barclays Global Investors ("custodian");

* Agreement of five security purchases and five security sales or maturities for each Fund since our last report from the books and records of the Funds to trade listings and to the cash settlement records;

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that State Farm Variable Product
Trust - Large Cap Equity Index Fund and Small Cap Equity Index Fund complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Act as of June 30, 2007, with respect to securities reflected in the investment accounts of the Funds, is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of State Farm Variable Product Trust - Large Cap Equity Index Fund and Small Cap Equity Index Fund and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

                             /S/ ERNST & YOUNG LLP

Chicago, Illinois
September 24, 2007

        Management Statement Regarding Compliance with
   Certain Provisions of the Investment Company Act of 1940


September 24, 2007

We, as members of management of State Farm Variable Product Trust - Large Cap Equity Index Fund and Small Cap Equity Index Fund (the "Funds"), are responsible for complying with the requirements of subsection (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," under the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsection (b) and (c) of Rule 17f-2 as of June 30, 2007, and from December 31, 2006 through June 30, 2007.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsection (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 30, 2007, and from
December 31, 2006, through June 30, 2007 with respect to securities reflected in the investment accounts of the Funds.




/s/ Edward B. Rust Jr.
________________________
Edward B. Rust, Jr.
President
State Farm Variable Product Trust


/s/ Michael L. Tipsord
________________________
Michael L. Tipsord
Senior Vice President and Treasurer,
State Farm Variable Product Trust


/s/ David Grizzle
________________________
David Grizzle
Assistant Secretary-Treasurer,
State Farm Variable Product Trust